SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 28 April, 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Transaction in Own Shares announcement made on 12 April 2006
             2.  Director/PDMR Shareholding announcement made on 19 April 2006
             3.  Director/PDMR Shareholding announcement made on 19 April 2006
             4.  Transaction in Own Shares announcement made on 19 April 2006
             5.  Pension Scheme Valuation anouncement made on 23 April 2006

Enclosure No.1


Wednesday 12 April 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 429,960 ordinary shares at a price of 186.20 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 289,615,406 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,345,817,492.



                                  --: ends :--

Enclosure No.2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RECOVERY OF 6788 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

RECOVERY OF 6788 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

18.04.06 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

18.04.06

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 19 APRIL 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 24,809,976 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 57,130 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

19.04.06

END

Enclosure No.3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

IAN LIVINGSTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

ANNUAL PURCHASE OF SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN


9. Number of shares, debentures or financial instruments relating to shares acquired

701 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

213.75P

14. Date and place of transaction

18.04.06 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

PERSONAL HOLDING: 313,811 ORDINARY SHARES

CONTINGENT INTERESTS:

DEFERRED BONUS PLAN: 234,913 ORDINARY SHARES

RETENTION SHARE PLAN: 536,803 ORDINARY SHARES

INCENTIVE SHARE PLAN: 412,735 ORDINARY SHARES

GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,629,865 ORDINARY SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 7,290 ORDINARY SHARES

16. Date issuer informed of transaction

18.04.06

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 19 APRIL 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 24,809,976 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 57,130 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

19.04.06

END

Enclosure No 4

Wednesday 19 April 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 2,128 ordinary shares at a price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 289,613,278 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,345,824,466.



                                  --: ends :--

Enclosure No.5

 DC06- 192                                   April 24th, 2006



    TRIENNIAL VALUATION REVIEW OF THE BT PENSION SCHEME



    BT and the Trustees of the BT Pension Scheme (BTPS) today announced that discussions on the triennial funding valuation of the BTPS (as at 31 December 2005) and the associated funding plan were continuing, and that their conclusions would be announced some time after the preliminary announcement of the BT results for the year to 31 March 2006. In particular, they will examine the implications of recent pensions legislation, regulations and draft guidelines for the Crown Guarantee given on privatisation, and hence for any new funding plan. Further regulatory guidance is also expected within the next few weeks on the funding of Defined Benefit pensions schemes, following a recent consultation.

    Sir Christopher Bland, Chairman of BT said: 'BT stands fully behind its pension promise to pensioners and members. The existing Guarantee, which applies only on a winding up of the Company, represents an added reinforcement to the company's covenant and an extra layer of security for BT's pensioners. The Scheme is well-managed and assets have grown very strongly in recent years'.

    Sir Tim Chessells, Chairman of the Trustees said: 'It is in the interests of all BT pensioners and Scheme members that we understand fully how the Guarantee - which is an important insurance policy for many members - interacts with the new laws.'

    Funding valuation

    The last full triennial valuation - as at 31 December 2002 - concluded that there was a funding deficit ofGBP2.1 billion, which BT agreed to repay at
   GBP232m per annum. This sum is additional to regular employer contributions.
    The BTPS had assets at 31 December 2002 ofGBP23bn and this had risen to over GBP34bn at 31 December 2005.


    Accounting valuation

    BT's IAS19 accounting deficit in relation to the BTPS at 31 March 2005 was GBP4.7bn (GBP 3.3bn net of tax) and is estimated to have fallen to about GBP2.5bn (GBP1.8bn net of tax) as at 31 March 2006.

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre


    NOTES TO EDITORS

* the BT Pensions Scheme (BTPS) is a Defined Benefit (DB) scheme and was closed to new members on 1 April 2001. A Defined Contribution (DC) scheme, the BT Retirement Plan, is in place for those joining since 1 April 2001.

* the Guarantee is set out in section 68 of the 1984 Telecommunications Act, as amended by the 2003 Communications Act

* the Guarantee applies, on a winding up of the company, to pensions liabilities transferred to the company on 6 August 1984. It covers the pensions entitlement for anyone who joined the Scheme before that date. The Scheme Actuary estimates that the Guarantee covers about three quarters of current Scheme liabilities. The Guarantee does not apply in relation to those joining the Scheme after 6 August 1984. Recent pensions regulations state that legislative provisions on scheme funding - the statement of funding principles, recovery plans, regulatory guidance etc under Part 3 of the Pensions Act 2004 - do not apply to guaranteed parts of pensions schemes; this means the guaranteed part remains subject to the existing BTPS Trust Deed rules. In addition, the Pensions Protection Fund levy is lowered where risk on insolvency is reduced by virtue of a guarantee.

* the existing Schedule of Contributions following the 2002 triennial review (where BT paysGBP232m per annum) continues until such time as agreement is reached between BT and Trustees on any new funding plan.

* the formal date by which a conclusion on the current triennial review must be reached is 31 March 2007

* the Pensions Regulator (TPR) is currently reviewing responses to its consultation on draft guidance on the Funding of DB Schemes. A final statement is expected shortly, and this will offer guidance to those parts of schemes not subject to a guarantee.

* BT is scheduled to publish its preliminary results for year end 31 March 2006 on 18 May 2006, which will include details of the finalised IAS19 pensions position.

About BT

BT is one of the world's leading providers of communications solutions and services operating in more than 160 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2005, BT Group's revenue wasGBP18,623 million with profit before taxation ofGBP2,354 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date  28 April, 2006